UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) UNDER SECURITIES EXCHANGE ACT OF 1934

HQ Global Education Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40431B100

(CUSIP Number)

Guangwen He

Yabin Zhong

Nicestar International Limited

Wenbiao Song

Hansong Liu

Saimeng Wang

Infinity Wealth Management Limited

Chen Yi

Jin Hua

Hongmei Chen

Xiaoquan Wang

Ye He

Yunjie Fang

Global Polytechnic Education Group Limited

(Name of Persons Filing)

Ke Geng

O'Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Ave.

Chao Yang District

Beijing

People's Republic of China

Telephone: +86-10-6563-4261

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 40431B100	13D	Page 1 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guangwen He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,063,000[1]
	8	SHARED VOTING POWER 3,000,000[2]
	9	SOLE DISPOSITIVE POWER 11,063,000
	10	SHARED DISPOSITIVE POWER 3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,063,000[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%[3]
14	TYPE OF REPORTING PERSON* IN

 *SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Mr. He holds these shares of the Issuer directly.
2	Guangwen He is the sole director of and an 80% shareholder of Nicestar International Limited. Nicestar directly holds 3 million shares of the Issuer.
3	Based on the total of 33,000,000 ordinary shares of the Issuer outstanding as of April 23, 2012.
4.	Pursuant to the SPA and STA (as defined below), Mr. He has acquired 7,013,000 shares (including 2,037,000 shares purchased from Yunjie Fang, Xiaoquan Wang, and Ye He) indirectly on April 23, 2012, and he has the right to acquire additional 4,335,500 shares indirectly within 60 days. Immediately after the second closing of the SPA, Mr. He would directly and indirectly own 30,031,500 shares in the aggregate, representing approximately 91.07% of the total outstanding shares of the Issuer.

CUSIP No. 40431B100	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yabin Zhong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,620,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,620,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Ms. Zhong directly holds these shares of the Issuer. Ms. Zhong also holds 20% of the total issued equity interests of Nicestar, but she does not have any voting or investment power with respect to the shares of the Issuer held by Nicestar.

CUSIP No. 40431B100	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicestar International Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Pursuant to the SPA and STA (as defined below), Mr. He has acquired 7,013,000 shares (including 2,037,000 shares purchased from Yunjie Fang, Xiaoquan Wang, and Ye He) indirectly on April 23, 2012, and he has the right to acquire additional 4,335,500 shares indirectly within 60 days. Immediately after the second closing of the SPA, Mr. He would directly and indirectly own 30,031,500 shares in the aggregate, representing approximately 91.07% of the total outstanding shares of the Issuer.

CUSIP No. 40431B100	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wenbiao Song N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,570,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,570,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hansong Liu N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,021,337
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,021,337
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saimeng Wang N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 840,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Wealth Management Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 836,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 836,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* OO

1 Chen Yi, another Reporting Person, is the sole director of Infinity Wealth Management Limited.

CUSIP No. 40431B100	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chen Yi N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 836,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 836,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jin Hua N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 424,630
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 424,630
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hongmei Chen N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 11 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaoquan Wang N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,600
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 12 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ye He N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 520,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 520,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 13 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yunjie Fang N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R.China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,016,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,016,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40431B100	13D	Page 14 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Polytechnic Education Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	Pursuant to the SPA and STA (as defined below), Global Polytechnic Education Group Limited has acquired 4,976,000 shares directly on April 23, 2012, and it has the right to acquire additional 4,335,500 shares indirectly within 60 days. Immediately after the second closing of the SPA, Global Polytechnic Education Group Limited would directly own 30,031,500 shares in the aggregate, representing approximately 91.07% of the total outstanding shares of the Issuer. Currently, Global Polytechnic Education Group Limited is solely owned by Nicestar International Limited.

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Shares”) of HQ Global Education Inc., a Delaware corporation (the “Issuer”) on behalf of:

1.	Mr. Guangwen He, by virtue of his direct and indirect beneficial ownership of the Shares of the Issuer;

2.	Ms. Yabin Zhong, Mr. Guangwen He’s wife, by virtue of her direct beneficial ownership of the Shares of the Issuer;

3.	Nicestar International Limited ("Nicestar", together with Mr. Guangwen He and Ms. Yabin Zhong, the “Founders”), by virtue of its direct beneficial ownership of the Shares of the Issuer;

4.	Wenbiao Song, by virtue of his direct beneficial ownership of the Shares of the Issuer;

5.	Hansong Liu, by virtue of his direct beneficial ownership of the Shares of the Issuer;

6.	Saimeng Wang, by virtue of her direct beneficial ownership of the Shares of the Issuer;

7.	Infinity Wealth Management Limited (“Infinity Wealth”), by virtue of its direct beneficial ownership of the Shares of the Issuer;

8.	Chen Yi, by virtue of his indirect beneficial ownership of the Shares of the Issuer;

9.	Jin Hua, by virtue of her direct beneficial ownership of the Shares of the Issuer;

10.	Hongmei Chen, by virtue of her direct beneficial ownership of the Shares of the Issuer;

11.	Xiaoquan Wang, by virtue of his direct beneficial ownership of the Shares of the Issuer;

12.	Ye He, by virtue of her direct beneficial ownership of the Shares of the Issuer;

13.	Yunjie Fang, by virtue of his direct beneficial ownership of the Shares of the Issuer; and

14.	Global Polytechnic Education Group Limited, by virtue of its direct beneficial ownership of the Shares of the Issuer (collectively, the “Reporting Persons” and each a “Reporting Person”).

The principal executive offices of the Issuer are located at 27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC.

Item 2.   Identity and Background.

The Schedule 13D is being filed jointly by Mr. Guangwen He, Ms. Yabin Zhong, Nicestar, Wenbiao Song, Hansong Liu, Saimeng Wang, Infinity Wealth, Chen Yi, Jin Hua, Hongmei Chen, Xiaoquan Wang, Ye He, Yunjie Fang and Global Polytechnic Education Group Limited. The Reporting Persons are filing this Schedule 13D because they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 of the Schedule 13D.

On April 21, 2012, the Founders and Global Polytechnic Education Group Limited (the “Company”), a company incorporated in the British Virgin Islands and controlled by the Founders (the “Founder Vehicle”), entered into a share purchase agreement (the “SPA”) with Wenbiao Song, Hansong Liu, Saimeng Wang, Infinity Wealth Management Limited, Jin Hua , Chen Wang, Ming Yang, Best Olympic Limited, American First United Investment Group Limited, Greater Dynasty International Financial Holdings Limited, Hongmei Chen, Shen Yue, Shangxun Xiong and Dongping Liu (collectively, the “Selling Shareholders”) to purchase 9,331,500 Shares of the Issuer in the aggregate from the Selling Shareholders. The parties to the SPA may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act, and it is the Reporting Persons’ understanding that the other parties to the SPA who have not been named as Reporting Persons in this Schedule 13D intend to file their beneficial ownership reports, including Schedule 13Ds, separately.

Pursuant to the SPA, the first closing occurred on April 23, 2012 and upon the first closing, 4,976,000 Shares of the Issuer were transferred to the Founder Vehicle by certain Selling Shareholders, and the parties expect to have the second closing before May 20, 2012 and at the second closing 4,355,500 Shares of the Issuer will be transferred to the Founder Vehicle after the Selling Shareholders having received the full purchase price from the Founders. The form of the SPA is attached hereto as Exhibit 99.2.

On April 23, 2012, the Founder Vehicle entered into a share transfer agreement (collectively, the “STAs”) with each of Xiaoquan Wang, Ye He and Yunjie Fang, all current or former employees of the Issuer (the “Employees”), pursuant to which the Employees transferred 2,037,000 Shares of the Issuer in the aggregate to the Founder Vehicle simultaneously upon the execution of the STAs. The form of the STA is attached hereto as Exhibit 99.3.

Nicestar previously issued an exchangeable bond (the “Bond”) to SAP Investments Limited and SEAVI Advent Equity V (B) Ltd. (collectively, the “Seavi Funds”), and pursuant to the instruments of the Bond, the Seavi Funds have veto rights over, among other things, the de-quotation of the Shares of the Issuer from the OTCBB. On April 25, 2012, the Seavi Funds agreed to amend the Bond instruments to consent to the proposed privatization (the “Amendment”). The Amendment supersedes and preempts any prior understanding or agreement by or among the parties to the Amendment, written or oral, which may have related to the proposed privatization. The Reporting Persons may be deemed to have formed a “group” with Seavi Funds within the meaning of Section 13(d)(3) of the Act. The form of the Amendment is attached hereto as Exhibit 99.4.

Except as expressly otherwise set forth in this Schedule 13D, each of the Reporting Persons disclaims beneficial ownership of the Shares beneficially owned by any other Reporting Person or any other person. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

The following information is provided for the Reporting Persons that are corporations or otherwise constituted by groups of persons:

	Place of	Principal	Address of Principal Business
Name	Organization	Business	And Principal Office
Nicestar International Limited	BVI	holding vehicle	2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands
Infinity Wealth Management Limited	BVI	holding vehicle	Beijing Post Box 100069-2, P.R.China
Global Polytechnic Education Group Limited	BVI	holding vehicle	2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

The following information is provided for the directors and executive officers of Nicestar International Limited.

Position/Principal
Name	Resident or Business Address	Occupation	Citizenship
Guangwen He	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	Sole Director of Nicestar	P.R.C

The following information is provided for the directors and executive officers of Infinity Wealth Management Limited.

Position/Principal
Name	Resident or Business Address	Occupation	Citizenship
Chen Yi	Beijing Post Box 100069-2, P.R.China	Sole Director of Infinity Wealth	P.R.C.

The following information is provided for the directors and executive officers of Global Polytechnic Education Group Limited.

Name	Resident or Business Address	Position/Principal Occupation	Citizenship
Guangwen He	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	Sole Director of Global Polytechnic Education Group Limited	P.R.C.

The following information is provided for the Reporting Persons that are individuals:

Position/Principal
Name	Resident or Business Address	Occupation	Citizenship
Guangwen He	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	President, CEO and Chairman of the Issuer	P.R.C
Yabin Zhong	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	Businessman	P.R.C
Wenbiao Song	No.30, Laoqianggeng Street, Xuanwu District, Beijing, P.R.China	Businessman	P.R.C
Hansong Liu	Floor 23, Building B, Beijing Wanda Plaza, No.93, Jianguo Road, Chaoyang District, Beijing, 100022, P.R.China	Businessman	P.R.C
Chen Yi	Beijing Post Box 100069-2, P.R.China	Sole Director of Infinity Wealth	P.R.C
Saimeng Wang	Room 1503, Bogong International Center, Building D, No.3, Chaowai Street, Chaoyang District, Beijing, 100022, P.R.China	Businessman	P.R.C
Jin Hua	342, No.26, Fengyuan Street, Xigang District, Dalian City, Liaoning Province, P.R.China	Businessman	P.R.C
Hongmei Chen	Room 1, Floor 11, Unit 1, Building 5 Shifangyuan BL, No.1, Yangfangdian Beijing, 100038, P.R.China	Businessman	P.R.C
Yunjie Fang	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	Businessman	P.R.C
Ye He	Room 301, Building A Tower, Yujingyuntian Apartment, No.2 Jielong Road, Yutan Township, Ningxiang County, Hunan Province, China 410000	Businessman	P.R.C
Xiaoquan Wang	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	Lawyer	P.R.C

To the knowledge of the Reporting Persons, during the last five years, no Reporting Person or its directors or executive officers (if applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Financing of the transaction as described in Item 4 of this Schedule 13D includes Mr. Guangwen He’s approximately personal funds and non-commercial loans borrowed by him from his friends. The aggregate amount of consideration used under the SPA and the STAs is approximately US$5,972,160.

Item 4.   Purpose of Transaction.

De-quotation from the OTCBB and Deregistration of Shares of the Issuer

The Founders intend to cause the common stock of the Issuer to be de-quoted from the Over the Counter Bulletin Board and deregistered with the Securities and Exchange Commission.

Share Purchase Agreement with Selling Shareholders

Pursuant to the terms of the SPA, at the closing the Founders shall contribute all their Shares of the Issuer to the Founder Vehicle and the Founder Vehicle shall issue to each Founder its ordinary shares in proportion to the Shares of the Issuer so contributed. Pursuant to the SPA, the Selling Shareholders shall sell and transfer 9,331,500 Shares of the Issuer in the aggregate to the Founder Vehicle at a price per share equal to US$0.64 totaling an aggregate amount of US$5,972,160 (or approximately RMB37.9 million). The first closing occurred on April 23, 2012 and upon the first closing, 4,976,000 Shares of the Issuer were transferred to the Founder Vehicle by certain Selling Shareholders, and the parties expected to have the second closing before May 20, 2012. At the second closing 4,355,500 Shares of the Issuer will be transferred to the Founder Vehicle after the Selling Shareholders having received the full purchase price from the Founders. After the first closing of the SPA, the Founder Vehicle will own beneficially and of record approximately 71.69% of the total outstanding Shares of the Issuer. After the second closing of the SPA (and together with the Shares transferred to the Founder Vehicle pursuant to the STAs), the Founder Vehicle will own beneficially and of record approximately 91.07% of the total outstanding Shares of the Issuer.

The completion of the obligations under the SPA shall be conditional upon the following conditions, among others, no injunction of any nature whatsoever is imposed by any governmental authorities. All parties to the SPA agree that the SPA embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understanding or agreement by or among the parties, written or oral, which may have related to the subject matter of the SPA directly or indirectly.

Share Transfer Agreement with Employees of the Issuer

Pursuant to the terms of the STAs, Xiaoquan Wang, Ye He and Yunjie Fang agreed to sell and transfer 2,037,000 Shares of the Issuer in the aggregate to the Founder Vehicle at the minimum price permitted by the laws of Hong Kong Special Administrative Region and the closing took place simultaneously upon the execution of the STAs on April 23, 2012.

Short-form Merger

After the second closing of the SPA, the Founder Vehicle will own beneficially and of record approximately 91.07% of the total outstanding Shares of the Issuer. The Founders intend to cause the Founder Vehicle to merge into and with the Issuer (the “Merger”) by way of a short form merger, with the Issuer being the surviving entity of the Merger. Because the Merger is being effected as a shore-form merger under Section 253 of the Delaware General Corporation Law, it does not require approval by the shareholders or the board of director of the Issuer. In connection with the Merger, each Share of the Issuer held by the shareholders of the Issuer other than the Founder Vehicle, issued and outstanding immediately prior to the effectiveness of the Merger, will be converted into the right to receive US$0.64 per Share in cash, without interest, subject to the exercise of statutory appraisal rights under the Section 262 of the Delaware General Corporation Law.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Persons listed in Item 2 above may be deemed to be members in a group within the meaning of Section 13(d)(3) of the Act.

1.	Guangwen He would be deemed to have beneficial ownership of 14,063,000 Shares which account for approximately 42.6% of the total outstanding Shares.

2.	Yabin Zhong would be deemed to have beneficial ownership of 4,620,000 Shares which account for approximately 14.8% of the total outstanding Shares.

3.	Nicestar International Limited would be deemed to have beneficial ownership of 3,000,000 Shares which account for approximately 9.1% of the total outstanding Shares.

4.	Wenbiao Song would be deemed to have beneficial ownership of 1,570,000 Shares which accounts for approximately 4.8% of the total outstanding Shares.

5.	Hansong Liu would be deemed to have beneficial ownership of 1,021,337 Shares which accounts for approximately 3.1% of the total outstanding Shares.

6.	Saimeng Wang would be deemed to have beneficial ownership of 840,000 Shares which accounts for approximately 2.5% of the total outstanding Shares.

7.	Infinity Wealth Management Limited would be deemed to have beneficial ownership of 836,000 Shares which accounts for approximately 2.5% of the total outstanding Shares.

8.	Chen Yi would be deemed to have beneficial ownership of 836,000 Shares which accounts for approximately 2.5% of the total outstanding Shares.

9.	Jin Hua would be deemed to have beneficial ownership of 424,630 Shares which accounts for approximately 1.3% of the total outstanding Shares.

10.	Hongmei Chen would be deemed to have beneficial ownership of 500,000 Shares which accounts for approximately 1.5% of the total outstanding Shares.

11.	Xiaoquan Wang would be deemed to have beneficial ownership of 500,600 Shares which accounts for approximately 1.5% of the total outstanding Shares.

12.	Ye He would be deemed to have beneficial ownership of 520,000 Shares which accounts for approximately 1.6% of the total outstanding Shares.

13.	Yunjie Fang would be deemed to have beneficial ownership of 1,016,400 Shares which accounts for approximately 3.1% of the total outstanding Shares.

14.	Global Polytechnic Education Group Limited would be deemed to have beneficial ownership of 0 Shares which accounts for approximately 0% of the total outstanding Shares.

(b) The Reporting Persons have the sole or shared power to vote, direct the vote, dispose, or direct the disposition of the Shares in the following manner:

		Number of Shares as to which there is
			Sole power to
			dispose or	Shares power to
		Shared power to	to	dispose or to
	Sole power to vote	vote or to direct	direct the	direct the
	or direct the vote	The vote	disposition	Disposition
Guangwen He	11,063,000	3,000,000	11,063,000	3,000,000
Yabin Zhong	4,620,000	0	4,620,000	0
Nicestar International Limited	0	3,000,000	0	3,000,000
Wenbiao Song	1,570,000	0	1,570,000	0
Hansong Liu	1,021,337	0	1,021,337	0
Saimeng Wang	840,000	0	840,000	0
Infinity Wealth Management Limited	0	836,000	0	836,000
Chen Yi	0	836,000	0	836,000
Jin Hua	424,630	0	424,630	0
Hongmei Chen	500,000	0	500,000	0
Xiaoquan Wang	500,600	0	500,600	0
Ye He	520,000	0	520,000	0
Yunjie Fang	1,016,400	0	1,016,400	0
Global Polytechnic Education Group Limited	0	0	0	0

(c) There have been no transactions of the Shares by any of the Reporting Persons in the past 60 days, other than as described herein.

(d) Not Applicable.

(e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except to the extent described in this Item 6 or in Items 3 and 4 above, no Reporting Person has any other contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to the Issuer's securities.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1: Form of Joint Filing Agreement, among each Reporting Person, dated April 21, 2012

Exhibit 99.2: Form of Share Contribution and Purchase Agreement, dated April 21, 2012

Exhibit 99.3: Form of Stock Transfer Agreement, dated April 23, 2012

Exhibit 99.4: Third Supplemental Deed to the Founders’ Agreement dated 6 September 2010, dated April 25, 2012

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Guangwen He
Name: Guangwen He

By:	/s/ Yabin Zhong
Name: Yabin Zhong

NICESTAR INTERNATIONAL LIMITED.

	By:	/s/ Guangwen He
Name: Guangwen He
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Wenbiao Song

Name: Wenbiao Song

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Hansong Liu

Name: Hansong Liu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Saimeng Wang

Name: Saimeng Wang

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

Infinity Wealth Management Limited

By:	/s/ Chen Yi

Name: Chen Yi

Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Chen Yi

Name: Chen Yi

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Jin Hua

Name: Jin Hua

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Hongmei Chen

Name: Hongmei Chen

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Xiaoquan Wang

Name: Xiaoquan Wang

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Ye He

Name: Ye He

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

By:	/s/ Yunjie Fang

Name: Yunjie Fang

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2012

Global Polytechnic Education Group Limited

By:	/s/ Guangweb He

Name: Guangwen He Title: Director

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